Exhibit 99-1

Directors

Directors Whose Terms Expire In 2002

Kenneth M. Jasinski  (53) Executive Vice President and Chief Financial Officer of Energy East, Albany, NY. Mr. Jasinski was Executive Vice President, General Counsel and Secretary of Energy East from August 2000 to February 2002, Executive Vice President and General Counsel of Energy East from April 1999 to August 2000, Senior Vice President and General Counsel of Energy East from April 1998 to April 1999, Executive Vice President of the company from April 1998 to April 1999 and a partner of Huber Lawrence & Abell, attorneys at law, prior to April 1998. Director since April 1999.(1)

Ralph R. Tedesco  (48) President and Chief Operating Officer of the company, Ithaca, NY. Mr. Tedesco was Senior Vice President - Customer Service Business Unit of the company from May 1997 to October 2000 and Vice President - Strategic Growth Business Unit of the company prior to May 1997. Director since October 2000.(1)

Wesley W. von Schack  (57) Chairman, President and Chief Executive Officer of Energy East, Albany, NY. Chairman of the Board of the company,(2) Ithaca, NY. Director of: Energy East, Albany, NY; Mellon Financial Corporation and Mellon Bank, N.A., Pittsburgh, PA; RTI International Metals, Inc., Niles, OH; and AEGIS Insurance Services, Inc., Jersey City, NJ. Director and member of the Executive Committee of the American Gas Association, Washington, DC. Vice Chairman of Peconic Land Trust, Inc., Long Island, NY. Mr. von Schack was Chairman and Chief Executive Officer of the company from September 1996 to April 1999. Director since September 1996.(1)

__________

(1)  None of the directors receive compensation for serving as directors of the company because they are officers of Energy East or certain of its subsidiaries.

(2)  Mr. von Schack's employment agreement provides that he shall serve as Chairman of the company's Board until removed or not re-elected.

Section 16(a) Beneficial Ownership Reporting Compliance

          The company believes that during 2001 all filing requirements under Section 16 (a) of the Securities Exchange Act of 1934 were satisfied by its directors and executive officers.

Executive Compensation

          The following sets forth certain information relating to cash and noncash compensation for each of the last three fiscal years for Mr. Tedesco and the next four highest compensated officers of the company. The following also sets forth certain information relating to benefits and to change in control arrangements for the company's officers.

Summary Compensation Table
		Annual Compensation		Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Awards Options/ SARs (#)	Payouts Long-Term Incentive Plan	All Other Compensation(1)
Ralph R. Tedesco President and Chief Operating Officer	2001 2000 1999	$300,000 220,833 186,939	$175,984 112,965 94,780	83,000 60,000 56,000	$78,840 176,431 99,096	$2,730 2,730 2,580
Sherwood J. Rafferty Senior Vice President, Chief Financial Officer and Treasurer	2001 2000 1999	210,833 198,000 198,000	125,053 63,987 121,553	50,000 50,000 56,000	78,840 195,897 219,011	2,550 2,550 2,400
Jeffrey K. Smith Senior Vice President Corporate Development	2001 2000 1999	180,000 180,000 180,000	81,853 43,628 121,716	50,000 50,000 56,000	78,840 176,431 99,104	1,347 1,347 1,422
Thomas F. Dorazio Vice President Information Services	2001 2000 1999	168,000 168,000 152,327	45,360 96,103 88,200	40,000 40,000 40,000	35,323 87,769 96,352	2,520 2,520 2,070
Teresa M. Turner Vice President Customer Service	2001 2000 1999	150,000 150,000 144,776	50,447 53,629 61,740	40,000 40,000 40,000	35,323 70,941 0	2,250 2,250 2,100

__________

(1)  In 2001, the company contributed for Messrs. Tedesco, Rafferty, Smith and Dorazio, and Ms. Turner $2,550, $2,550, $1,275, $2,520 and $2,250, respectively, under the Tax Deferred Savings Plan. The company contributed $180 for Mr. Tedesco and $72 for Mr. Smith under the Employees' Stock Purchase Plan.

Options/SAR Grants in Last Fiscal Year (2001)
	Individual Grants
Name	Number of Securities Underlying Options/SARs Granted(#)(1)	Percentage of Total Options/SARs Granted to Employees In Fiscal Year	Exercise or Base Price($/Sh)	Expiration Date	Grant Date Present Value(3)
Ralph R. Tedesco	60,000 23,000 (2)	3.34% 1.28%	$18.5500 $20.1800	02/01/11 05/29/11	$231,600 98,670 (4)
Sherwood J. Rafferty	50,000	2.78%	$18.5500	02/01/11	193,000
Jeffrey K. Smith	50,000	2.78%	$18.5500	02/01/11	193,000
Thomas F. Dorazio	40,000	2.22%	$18.5500	02/01/11	154,000
Teresa M. Turner	40,000	2.22%	$18.5500	02/01/11	154,000

__________

(1)  Pursuant to the Energy East 2000 Stock Option Plan, participants were granted options to purchase a specified number of Energy East shares at specified exercise prices. These options were granted in tandem with stock appreciation rights and are for a term of ten years from the date of grant. The exercise price of an option or tandem stock appreciation right may not be less than 100% of the closing price of an Energy East share determined on the last trading date before such option and tandem stock appreciation right are granted. The exercise of an option or a tandem stock appreciation right will result in a corresponding cancellation of the related stock appreciation right or option to the extent of the number of shares of Energy East as to which the option or the stock appreciation right was exercised. Replacement options are granted to participants at the time of an exercise of an option to the extent that all or any portion of the option exercise price or taxes incurred in connection with the exercise of the option are paid for by using other Energy East shares or by the withholding of Energy East shares. The replacement option is granted for the number of shares the participant tenders to pay the exercise price or taxes incurred. Replacement options will first be exercisable no earlier than six months from the date of their grant and will have an expiration date equal to the expiration date of the original option. The options are transferable to family members and certain entities under certain circumstances. The options and tandem stock appreciation rights were granted on February 1, 2001 and are exercisable in three installments regarding the original number of options granted as follows: (a) in aggregate as to no more than 33 1/3% on their grant date, February 1, 2001; (b) in aggregate as to no more than 66 2/3% on January 1, 2002; and (c) on January 1, 2003 as to 100% of all options which have not been previously exercised.

(2)  The options and tandem stock appreciation rights were granted on May 29, 2001 and are exercisable in three installments regarding the original number of options granted as follows: (a) in aggregate as to no more than 33 1/3% on their grant date, May 29, 2001; (b) in aggregate as to no more than 66 2/3% on January 1, 2002; and (c) on January 1, 2003 as to 100% of all options which have not been previously exercised.

(3)  There is no assurance the value realized will be at or near the value estimated by the Black-Scholes option-pricing model. The actual value, if any, will depend on the excess of the stock price over the exercise price on the date the option is exercised. In determining the "Grant Date Present Value," the following common assumptions were used: stock price volatility, 24.94%; risk-free interest rate, 4.92%; dividend yield, 3.49%; and an expected term before exercise of 5.75 years. Should Energy East shares double in value over the ten-year option term (from $18.55 per share to $37.10 per share), shareholder value would increase an estimated $2,165,112,519, while the value of grants to individuals listed in the Option/SAR Grants table would increase an estimated $4,452,000 or 0.21% of the total gain realized by all shareholders.

(4)  In determining the "Grant Date Present Value," the following common assumptions were used: stock price volatility, 24.91%; risk-free interest rate, 5.32%; dividend yield, 3.56%; and an expected term before exercise of 5.75 years. Should Energy East shares double in value over the ten-year option term (from $20.18 per share to $40.36 per share), shareholder value would increase an estimated $2,355,362,298, while the value of grants to individuals listed in the Option/SAR Grants table would increase an estimated $464,140 or 0.02% of the total gain realized by all shareholders.

Aggregated Option/SAR Exercises in Last Fiscal Year (2001)
and Fiscal Year-end Option/SAR Values
			Number of Shares Underlying Unexercised Options/SARs at Fiscal Year-End(#)
Name	Shares Acquired on Exercise(#)	Value Realized(1)	Exercisable	Unexercisable
Ralph R. Tedesco	0	$0	204,666	75,334
Sherwood J. Rafferty	33,333	68,208	70,667	50,001
Jeffrey K. Smith	6,000	65,070	155,999	50,001
Thomas F. Dorazio	0	0	115,999	40,001
Teresa M. Turner	0	0	141,999	40,001

	Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End(2)
Name	Exercisable	Unexercisable
Ralph R. Tedesco	$312,990	$17,600
Sherwood J. Rafferty	0	14,667
Jeffrey K. Smith	59,958	14,667
Thomas F. Dorazio	43,757	11,733
Teresa M. Turner	254,747	11,733

_______________

(1)  The "Value Realized" is equal to the difference between the option exercise price and the closing price of an Energy East share on the New York Stock Exchange on the date of exercise.

(2)  The "Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End" is equal to the difference between the option exercise price and the closing price of $18.99 per Energy East share on the New York Stock Exchange on December 31, 2001.

Pension Plan

          The following table sets forth the maximum retirement benefits payable to officers who retire at age 60 or later, in specified compensation and years of service classifications, pursuant to the Retirement Benefit Plan and the Supplemental Executive Retirement Plan ("SERP") of the company, as they presently exist, and assuming no optional payment form is elected. The amounts listed below reflect the deduction for Social Security benefits. There are no other offset amounts.

	Years of Service
Average Annual Salary*	10	15	20	25	30	35	40**
$300,000	125,800	141,600	157,300	173,100	188,800	204,600	220,300
250,000	102,200	115,300	128,400	141,600	154,700	167,800	180,900
200,000	78,600	89,100	99,600	110,100	120,600	131,100	141,600
150,000	54,900	62,800	70,700	78,600	86,400	94,300	102,200

__________

*    Average of the salaries (not including amounts listed under "Bonus," "Long-Term Compensation Awards, Options/SARs," "Payouts Long-Term Incentive Plan," and "All Other Compensation" in the Summary Compensation Table) for the five highest paid consecutive years during the last ten years of employment service. The average of the highest three years of salary within the last ten years of employment for the company's SERP was assumed to be 5% higher than each salary shown.

**   Maximum years of employment service for the Retirement Benefit Plan and for the company's SERP purposes.

          The Retirement Benefit Plan provides retirement benefits for hourly and salaried employees, including officers of the company, based on length of service and the average of salary for the five highest paid consecutive years during the last ten years of employment service. The Retirement Benefit Plan is non-contributory and is funded under a trust arrangement and an insurance contract. Amounts paid into the Retirement Benefit Plan are computed on an actuarial basis. The Retirement Benefit Plan provides for normal and early retirement benefits.

          The company's SERP provides that all salaried employees, including officers of the company, shall receive the full benefits of the Retirement Benefit Plan without regard to any limitations imposed by the federal tax law and by including certain amounts deferred under the Deferred Compensation Plan for Salaried Employees. In addition, it provides that officers and certain other key employees of the company, who have at least ten years of service, who have served in key capacities for at least five years and who retire at age 60 or later, shall receive a total retirement benefit (including benefits under the Retirement Benefit Plan and Social Security), based on years of service, of up to 75% of the average of their highest three years of salary within the last ten years of employment.

          Mr. Tedesco participates in the Energy East SERP. The following table sets forth the maximum retirement benefits payable to executive officers who retire at age 60 or later, in specified compensation and years of service classifications, pursuant to the Retirement Benefit Plan and the SERP of Energy East as they presently exist, and assuming no optional payment form is selected. The amounts listed below reflect the deduction for Social Security benefits. There are no other offset amounts.

	Years of Service
Average Annual Salary*	10	15	20	25	30	35	40**
$700,000	$204,600	$314,800	$358,900	$403,000	$447,100	$491,200	$535,300
600,000	173,100	267,600	305,400	343,200	381,000	418,800	456,600
500,000	141,600	220,300	251,800	283,300	314,800	346,300	377,800

__________

*   Average of the salaries (including amounts listed under "Bonus" in the Summary Compensation Table, and not including other amounts listed under "Long-Term Compensation Awards, Options/SARs," "Payouts Long-Term Incentive Plan," and "All Other Compensation" in the Summary Compensation Table) for the highest three consecutive years of salary within the last five years of employment for the Energy East SERP was assumed to be 5% higher than each salary shown.

**  Maximum years of employment service for Energy East SERP purposes.

          The Energy East SERP provides that key employees, including certain executive officers of Energy East and certain subsidiaries, who have completed five years of service and who terminate employment prior to becoming eligible for the SERP benefit described in the next sentence, shall receive the full benefits of the Retirement Benefit Plan without regard to any limitations imposed by the federal tax law. Participants who have at least five years of service, and who retire at age 55 or later, shall receive a total retirement benefit (including benefits under the Retirement Benefit Plan and Social Security), based on years of service, of up to 75% of the average of their highest three consecutive years of eligible compensation within the last five years of employment. Benefits payable prior to age 60 are reduced for early retirement.

          Messrs. Tedesco, Rafferty, Smith, and Dorazio, and Ms. Turner have 23, 21, 31, 19 and 26 credited years of service, respectively, under the Retirement Benefit Plan and applicable SERP.

Employment, Change In Control and Other Arrangements

          Mr. Tedesco has a severance agreement in order to provide for certain payments if, generally, within two years following a change in control of Energy East, his employment is terminated either by the company without cause or by him for good reason. The severance agreement has a term ending on December 31, 2003, with automatic one-year extensions unless either party to the agreement gives notice that the agreement is not to be extended. The agreement was unanimously approved by the Board of Directors. The benefits consist of a lump-sum severance payment equal to three times the sum of (i) his then-annual base salary, and (ii) the higher of any award paid to the him under the Annual Executive Incentive Plan ("AEIP") with respect to the year immediately preceding the year in which the termination occurs or the average of the AEIP awards paid to him in the three years preceding the year in which the change in control occurs. In the event of such termination, his life, disability, accident and health insurance benefits will continue for a period of 36 months and he will receive an amount equal to all earned but unpaid awards under the AEIP and a pro rata portion of any award under the AEIP with respect to the year in which the termination occurs, provided, however, that there shall be no duplication of payments made pursuant to his agreement and the AEIP. Also, in the event of such termination, he will be given additional age and service credit under the Energy East SERP. In the event that any payments made on account of a change in control of Energy East, whether under the agreement or otherwise, would subject him to federal excise tax or interest or penalties with respect to such federal excise tax, he will be entitled to be made whole for the payment of any such taxes, interest or penalties. Mr. Tedesco also has entered into an Employee Invention and Confidentiality Agreement. The agreement provides for, among other things, payments (up to one year's salary) and certain health insurance premiums in the event that his employment is terminated whether voluntarily or involuntarily, and the noncompetition provisions of the agreement prevent him from obtaining other appropriate employment, so long as he is not entitled to receive payments under his severance agreement.

          Messrs. Rafferty, Smith and Dorazio, and Ms. Turner have severance agreements which provide the same benefits as the severance agreement described in the immediately preceding paragraph, except that the lump-sum severance payment described therein for Messrs. Rafferty and Smith shall be calculated by using a multiple of two and one-half times and for Mr. Dorazio and Ms. Turner shall be calculated by using a multiple of two times. The insurance benefits for Messrs. Rafferty and Smith shall continue for a period of 30 months and for Mr. Dorazio and Ms. Turner for a period of 24 months and they will be given additional age and service credit under the company's SERP.

          In the event of a change in control of Energy East, participants in the AEIP will be paid an amount which includes all earned but unpaid awards, a pro rata portion of any award with respect to the year in which such change in control occurs and if the Plan continues in effect for the remainder of the performance period an additional payment at the end of the year in which such change in control occurs, to the extent that the award earned under the normal terms of the AEIP exceeds the amount paid upon such change in control. In addition, participants in the Long Term Executive Incentive Share Plan ("LTEISP") will be paid an amount which includes (i) the payment of awards for all cycles in progress at the time of such change in control, computed and paid out in full (rather than pro rata) and based on the assumption that Energy East's performance was at the 50th percentile; and (ii) if the Plan continues in effect for the remainder of a performance period, any amounts earned under the normal terms of the LTEISP through the end of such performance cycle, to the extent those amounts exceed the amounts paid at the time of such change in control. All change in control payments under the LTEISP are to be valued based on the change in control price of Energy East's common stock. After a change in control of Energy East, officers and certain key employees of Energy East and certain subsidiaries who qualify, and whose employment is terminated at age 55 or later, other than for cause, shall receive a total retirement benefit as determined under the applicable SERP. The Energy East SERP provides that, in the case of a change in control, a participant with 5 or more years of service may receive the present value of any SERP benefits in a lump sum, if the participant has so elected upon commencement of participation.

          The Executive Compensation and Succession Committee of the Board of Directors of Energy East in its discretion may take certain actions in order to preserve, in the event of a change in control of Energy East, a participant's rights under an award issued pursuant to the 1997 Stock Option Plan, the 2000 Stock Option Plan or the Restricted Stock Plan.

          Grantor trusts have been established to provide for the payment of certain employee and director benefits, including severance benefits that might become payable after a change in control of Energy East.

Security Ownership of Management

          The following table indicates the number of shares of Energy East common stock, and Energy East common stock equivalent units beneficially owned as of February 14, 2002, by each director, each of the officers named in the Summary Compensation Table included elsewhere herein, and by the 9 current directors and officers as a group and the percent of the outstanding securities so owned.

Name	Energy East Common Stock Beneficially Owned (1)	Energy East Common Stock Equivalent Units (2)	Total Energy East Common Stock and Energy East Common Stock Equivalent Units	Percent of Class
Thomas F. Dorazio	158,081	2,883	160,964	(4)
Kenneth M. Jasinski	477,065	11,258	488,323	(4)
Sherwood J. Rafferty	129,425	5,531	134,956	(4)
Jeffrey K. Smith	210,725	5,028	215,753	(4)
Ralph R. Tedesco	280,338	5,280	285,618	(4)
Teresa M. Turner	186,340	2,711	189,051	(4)
Wesley W. von Schack	1,133,892	24,026	1,157,918	(4)
9 current directors and officers as a group	2,762,057 (3)	60,321	2,822,378	(4)

_______________

(1)  Includes shares of Energy East common stock that may be acquired through the exercise of stock options, which are exercisable currently. The number of shares that may be acquired and by whom are as follows: Mr. Dorazio, 155,999; Mr. Jasinski, 472,665; Mr. Rafferty, 120,667; Mr. Smith, 205,999; Mr. Tedesco, 273,999; Ms. Turner, 181,999; Mr. von Schack, 1,099,999; and all officers as a group, 2,689,192.

(2)  Includes Energy East common stock equivalent units granted under the LTEISP, for which the executive officer or director does not have voting rights.

(3)  Includes 4,492 shares of Energy East common stock held by an officer as nominee for the Employees' Stock Purchase Plan.

(4)  Less than 2.5% of the outstanding Energy East common stock.